FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY
Carolyn Tiffany
Chief Operating Officer
(617) 570-4614

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS REQUESTS SPECIAL DIVIDEND BE ISSUED BY SIZELER PROPERTY INVESTORS

Boston, Massachusetts- May 4, 2005- First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) released today the following letter that was sent to Sidney Lassen, Chairmen and Chief Executive Officer of Sizeler Property Investors, Inc. (NYSE:SIZ):

                                   May 4, 2005

Mr. Sidney Lassen
Chief Executive Officer
Sizeler Property Investors, Inc.
2542 Williams Boulevard
Kenner, Louisiana 70062

Dear Mr. Lassen:

      We note Sizeler's Press Release of early today in which it was announced that over 95% of the debenture holders elected to convert their debentures into common shares. I wish we could say we were surprised by such a high level of conversion but the only thing that surprised us was that the full outstanding issue was not converted. We suspect that one or more visually impaired debenture holders mistakenly checked the wrong box on the redemption form.

      The conversion of almost all of the debentures further highlights the absurdity of management's recent below-market issuance of common shares, purportedly to redeem its outstanding convertible debentures. Most competent capital managers first would have notified the debenture holders of Sizeler's intention to redeem and then fund any redemptions, if at all necessary, using Sizeler's available cash and $50 million line of credit. Utilizing this customary and prudent approach, management would then have raised equity to repay the line of credit only to the extent necessary. In so doing, Sizeler would have reduced its debt with a minimum of shareholder dilution. Apparently, either an elementary understanding of the fundamentals of capital allocation is not a pre-requisite for employment as an executive officer at Sizeler or the recent equity issuance was effected not for the purpose of redeeming the debentures but to further entrench management. Sizeler's management, in a decision that can at best be described as a strategic travesty, chose to raise equity at a substantial discount to market before the actual amount needed was determined. To the substantial detriment of existing shareholders, Sizeler raised approximately $28 million of equity capital for a purpose that ultimately required a mere $2.6 million, an amount that easily could have been funded from Sizeler's $6.3 million of cash reserves or the aforementioned $50 million credit line. On behalf of our fellow shareholders, we implore you to stop taking steps to implement your "strategic plan" before you denude us of all shareholder value.

      In light of management's inability to take actions that first and foremost benefit shareholders, we suggest that common sense dictates that in order to mitigate this colossal management blunder, a special dividend should be paid to the shareholders of Sizeler from the proceeds of the below market equity offering. The expected proceeds of the recently announced Bryn Mawr Apartments

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sale, cash reserves and the credit line should provide Sizeler with more than sufficient cash to meet its daily needs, unless, of course, you plan on using excess corporate funds to further entrench management or enter into additional dilutive and destructive transactions under the rubric of implementing your "strategic plan."

                                              Very truly yours,

                                              FIRST UNION REAL ESTATE EQUITY AND
                                              MORTGAGE INVESTMENTS


                                              Michael L. Ashner
                                              Chief Executive Officer